Mail Stop 4720

August 3, 2009

*By U.S. Mail and facsimile to (212) 635-1121*

Thomas P. Gibbons
Chief Financial Officer
Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:    The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No.  0-52710**

Dear Mr. Gibbons:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Branch Chief